SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

INTERNET GOLD-GOLDEN LINES LTD.
 (Name of Registrant)

2 Dov Friedman Street, Ramat Gan 52503, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes *                       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Internet Gold-Golden Lines Ltd.

EXPLANATORY NOTE

The following exhibits are attached:

The attached exhibits pertain to B Communications Ltd.’s  (the Registrant’s controlled subsidiary) controlled  subsidiary, Bezeq The Israel Telecommunication Corp. Ltd., (“Bezeq” and together with its subsidiaries, “the Company”):

99.1	Condensed Consolidated Interim Financial Statements (Unaudited) of the Company dated June 30, 2011.
99.2	Directors' Report on the State of the Company's Affairs for the six month and three-month periods ended June 30, 2011.
99.3	Update of Chapter A (Description of Company Operations) of the Periodic Report for 2010.
99.4	Bezeq Separate Condensed Interim Financial Information June 30, 2011 (Unaudited).
99.5	DBS Satellite Services (1998) Ltd. Condensed Interim Financial Statements as at June 30, 2011 (Unaudited).
99.6	Report on the Liabilities of the Reporting Corporation and Companies that that are Consolidated or Proportionately Consolidated in the Financial Statements as at June 30, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNET GOLD-GOLDEN LINES LTD.
(Registrant)

By /s/Eli Holtzman
Eli Holtzman
Chief Executive Officer

Date: August 16, 2011

EXHIBIT INDEX

The attached exhibits pertain to B Communications Ltd.’s (the Registrant’s controlled subsidiary) controlled  subsidiary, Bezeq The Israel Telecommunication Corp. Ltd., (“Bezeq” and together with its subsidiaries, “the Company”):

EXHIBIT NO.	DESCRIPTION

99.1	Condensed Consolidated Interim Financial Statements (Unaudited) of the Company dated June 30, 2011.
99.2	Directors' Report on the State of the Company's Affairs for the six month and three-month periods ended June 30, 2011.
99.3	Update of Chapter A (Description of Company Operations) of the Periodic Report for 2010.
99.4	Bezeq Separate Condensed Interim Financial Information June 30, 2011 (Unaudited).
99.5	DBS Satellite Services (1998) Ltd. Condensed Interim Financial Statements as at June 30, 2011 (Unaudited).
99.6	Report on the Liabilities of the Reporting Corporation and Companies that that are Consolidated or Proportionately Consolidated in the Financial Statements as at June 30, 2011.